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                            November 10, 2022

       Dr. Keyvan Mohajer
       Chief Executive Officer
       SoundHound AI, Inc.
       5400 Betsy Ross Drive
       Santa Clara, CA 95054

                                                        Re: SoundHound AI, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 17,
2022
                                                            File No. 333-267501

       Dear Dr. Keyvan Mohajer:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments. Our reference to prior comments are to comments in our October 5, 2022 letter.

       Amendment No. 1 to Form S-1

       General

   1. We note your response to prior comment 2 regarding the 250,000 commitment shares you are registering for
resale by CF Principal Investments LLC. We have considered the terms of these
commitment shares under the purchase agreement, as revised by the side letter agreement
entered into between the company and CF Principal Investments on the same date. As
structured, CF Principal Investments is acting as an underwriter of the commitment shares in a
primary, at-the-market offering of the shares. Since the company is not eligible to
conduct a primary, at-the-marketing offering, provide a fixed price at which CF Principal
Investments will offer the commitment shares and identify CF
                                                        Principal Investments
as an underwriter of these shares.
 Dr. Keyvan Mohajer
SoundHound AI, Inc.
November 10, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Joshua Shainess,
Legal Branch Chief, at 202-551-7951 with any other questions.



                                                           Sincerely,
FirstName LastNameDr. Keyvan Mohajer
                                                           Division of
Corporation Finance
Comapany NameSoundHound AI, Inc.
                                                           Office of Technology
November 10, 2022 Page 2
cc:       Matthew Bernstein, Esq.
FirstName LastName